UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACV Auctions Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

00091G104
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ X ] Rule 13d-1(b)
       [     ] Rule 13d-1(c)
       [     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 00091G104

13G

Page 2 of 8 Pages
1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Atreides Management, LP

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

5,684,445*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

5,684,445*
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 5,684,445*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.74%*

12.
TYPE OF REPORTING PERSON (see instructions)

 IA, PN







CUSIP No. 00091G104

13G

Page 3 of 8 Pages
1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Atreides Management, LLC

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER

5,684,445*

7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER

5,684,445*
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 5,684,445*

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 3.74%*

12.
TYPE OF REPORTING PERSON (see instructions)

 HC







CUSIP No. 00091G104

13G

Page 4 of 8 Pages
1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gavin Baker

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 9,029

6.
SHARED VOTING POWER

5,684,445*

7.
SOLE DISPOSITIVE POWER

 9,029

8.
SHARED DISPOSITIVE POWER

 5,684,445*
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 5,693,474**

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.74%**

12.
TYPE OF REPORTING PERSON (see instructions)

 IN, HC








CUSIP No. 00091G104

13G

Page 5 of 8 Pages
This Amendment No. 2 to Schedule 13G (this Amendment No. 2)
is being filed with respect to the Class A Common Stock, $0.001 par value (Class A Common Stock) of ACV Auctions Inc.
(the Issuer), to amend the Schedule 13G filed by the Reporting
Persons on February 14, 2023 (the Schedule 13G). This Amendment
No. 2 is being filed to report changes in the number of shares of Class A Common Stock beneficially owned by the Reporting
Persons. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.

Item 1.

(a)
Name of Issuer

ACV Auctions Inc. (the Issuer)




(b)
Address of Issuers Principal Executive Offices

640 Ellicott Street, #321, Buffalo, New York 14203
Item 2.

()
 Name of Person Filing.

This statement is filed by:

(i) Atreides Management, LP, a Delaware limited partnership registered with the U.S. Securities and Exchange Commission (the SEC), which serves as the investment manager (the Investment Manager) to certain investment funds and/or accounts (the Funds), with respect to the shares of Class A Common Stock (as defined in Item 2(d) below) held by the Funds;

(ii) Atreides Management, LLC, a Delaware limited liability company (the GP), which serves as the general partner to the Investment Manager, with respect to the shares of Class A Common Stock held by the Funds; and

(iii) Gavin Baker, a United States citizen, who serves as the managing member to the GP with respect to the shares of Class A Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.




(b)
 Address of Principal Business Office

Atreides Management, LP
One International Place, Suite 4410
Boston, MA 02110




(c)
 Citizenship

See response to Item 2(a).





(d)
 Title of Class of Securities

Class A Common Stock, $0.001 par value per share




(e)
 CUSIP Number

00091G104
CUSIP No. 00091G104

13G

Page 6 of 8 Pages
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)
[x]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);





(f)
[  ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
[x]
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);


(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);






(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 152,175,941 shares of Class A Common Stock reported to be outstanding by the Issuer as of July 31, 2024 in its Form
10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 7, 2024. Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G except to the extent of its or his pecuniary interest therein (if any) and membership in a group as that term is described in Rule 13d-5(b)(1) of the Securities
Exchange Act of 1934, as amended.

(a) Amount beneficially owned: See Row 9 of cover page for each
Reporting Person.
(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which the person has: See Row 9
of cover page for each Reporting Person.
(i) Sole power to vote or direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or direct the disposition: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or direct the disposition: See Row 8 of cover page for each Reporting Person.
*Shares reported herein are owned by Atreides Foundation Master Fund LP and certain separately managed accounts managed by Atreides Management, LP. **Shares reported herein are owned by Atreides Foundation Master Fund LP, certain separately managed accounts managed by Atreides Management, LP, and Gavin Baker.

CUSIP No. 00091G104

13G

Page 7 of 8 Pages
Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a 11.

Exhibits. Exhibit 99.1

Joint Filing Agreement, dated February 14, 2023, by and among the
Reporting Persons, was previously filed with the SEC on February 14, 2023 as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with respect to ACV Auctions Inc. and is incorporated herein by reference.


CUSIP No. 00091G104

13G

Page 8 of 8 Pages
SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 14, 2024


ATREIDES MANAGEMENT, LP

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


ATREIDES MANAGEMENT, LLC

By: /s/ Laura Malone
Laura Malone, General Counsel & CCO


GAVIN BAKER

By: /s/ Gavin Baker
Gavin Baker, individually